

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2021

Herald Chen
President & Chief Financial Officer
Applovin Corporation
1100 Page Mill Road
Palo Alto, California 94304

> **Re: Applovin Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 22, 2021**
> **File No. 333-253800**

Dear Mr. Chen:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 18, 2021 letter.

Form S-1/A filed March 22, 2021

Risk Factors, page 64

1.   We note the disclosure indicates the federal district courts will be the exclusive forum for Securities Act claims. Please revise the disclosure to address any uncertainty around the enforceability of the provision, given the concurrent jurisdiction provided in Section 22 of the Securities Act.

Use of Proceeds, page 69

2.   You disclose that the company requested to draw down an additional $250M from the company's $600M revolving credit facility, which it expects to close on March 31, 2021. Please reconcile this disclosure with your disclosure that the company intends to use $400M of the net proceeds to repay the entire outstanding amount under the revolving credit facility.

3.   Your cross-reference to disclosure under your "Underwriting (Conflicts of Interest)" seems misplaced. Please advise or revise.

Experts, page 212

4.   We note the disclosure stating you have agreed to indemnify and hold KPMG harmless for any legal costs and expenses incurred by KPMG in successful defense of any legal action that arises as a result of KPMG's consent to the inclusion of its audit report on Machine Zone, Inc.'s past financial statements included in the filing. We also note your amended and restated bylaws which will provide that the company "may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise" (page 167). Please confirm, if true, that the indemnification agreement you have with KPMG does not permit indemnification in circumstances other than the successful defense of any legal action that arises as a result of KPMG's consent to the inclusion of its audit report on Machine Zone, Inc.'s past financial statements included in the filing. Also, explain to us whether the provision in your revised bylaws relating to indemnification of agents will apply to KPMG, and whether it is also intended to extend to your independent registered accountant.

   You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology